UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated March 1, 2017

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 1, 2017, ArcelorMittal issued the press releases attached hereto as Exhibits 99.1 and 99.2 hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated March 1, 2017, reporting that Wilbur Ross resigns from the ArcelorMittal Board as a consequence of his confirmation as US Commerce Secretary.
Exhibit 99.2	Press release dated February 28, 2017, reporting that ArcelorMittal announces the publication of its 2016 annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: 01 March 2017

By: /s/ Henk Scheffer

Name:	Henk Scheffer
Title:	Group Compliance and Data Protection Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated March 1, 2017, reporting that Wilbur Ross resigns from the ArcelorMittal Board as a consequence of his confirmation as US Commerce Secretary.
Exhibit 99.2	Press release dated February 28, 2017, reporting that ArcelorMittal announces the publication of its 2016 annual report.